UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, August 27, 2013

Sirs
SUPERINTENDENCIA DEL MERCADO DE VALORES
Present.-

MATERIAL EVENT: Shareholders Meeting Call

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, we notify the following information:

Company: Cementos Pacasmayo S.A.A.
Call for:  Shareholders’ Meeting
Date of Decision to make the Call: 8/26/2013
Entity that Makes the Call: Board of Directors

Calls:
1° 9/30/2013 Calle La Colonia N° 150, Urb. El Vivero, Surco 10.00 A.M.
2° 10/7/2013 Calle La Colonia N° 150, Urb. El Vivero, Surco 10.00 A.M.

Agenda:

-	Modify the second article of the Company’s By-Laws.
The Board of Directors agreed unanimously to propose to the Shareholders’ Meeting the modification of the Second Article of the Company’s By-Laws, which will be written as follow:

SECOND ARTICLE. - The purpose of the Company is to engage in preparing and manufacturing cements, lime, aggregates, blocks and cement bricks, concrete pre-mix and other construction material, its derivatives and similar, including its trade and sale in the Republic of Peru and abroad.

Likewise, the Company can engage in any kind of mining activities of prospecting, sampling, exploration, development, exploitation, commercialization, general labor, processing and transport; as well as any activity related with transport service of goods  in general, and of hazardous materials and waste, including controlled chemical supplies; and enter into any act and contracts related to its purpose, including activities such as the purchase, sale, construction, lease and administration of goods and real estate properties and carry out any civil and commercial acts, including its participation with other companies in the Republic of Peru and abroad.

-	Designate proxies to subscribe on behalf of the Company any public and/or private document as may be necessary and/or desirable to implement the agreements adopted by the Shareholders’ Meeting.

Sincerely,

/s/ Carlos Jose Molinelli Mateo
Stock Market Representative
Cementos Pacasmayo S.A.A.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: August 28, 2013